HCA Healthcare, Inc. (HCA)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
HCA Shareholder since 2015

Please vote for Proposal 4 – Shareholder Right to Act by Written Consent

Written consent is all the more important now with the transition to online shareholder meetings. With online shareholder meetings management is king. There is no deliberation and no discussion. The online format is a shareholder question and a management response. The management response can be totally unrelated to the shareholder question. Then management can skip to another topic. The 2021 management proxy statement is out of touch and does not even address the rapid decline of in-person shareholder meetings. And companies are finding new ways to hobble shareholders at 2021 online meetings.

It is odd that management now claims to have fallen in love with shareholder meetings in the name of shareholder accountability. Management also appears to be ignorant that written consent can be structured so that all shareholders receive advance notice.

Written consent is super democratic because a shareholder needs to do nothing and it automatically counts against a written consent campaign.

Written consent thrives on broad shareholder support since 51% of all shares in existence must approve. This can translate into 60% support from the shares that normally vote at our annual meeting.

Management claims that written consent can be misused but apparently management cannot come up with one real world example at a company as large as HCA.

Management naively claims that shareholders can rely on the goodwill of management in order to have input. The rug can be pulled out fast from any so-called management engagement program.

Yes – Shareholder Right to Act by Written Consent – Proposal 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.